UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

A. M. Castle & Co.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

148411101

(Cusip Number)

Jonathan B. Mellin
30 N. LaSalle Street
Suite 1232
Chicago, IL 60602

(312) 726-3110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
W. B. & Co.
(General Partners: Jonathan B. Mellin and Reuben S. Donnelley)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
-0-
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			4,228,281
Each
Reporting		9.	Sole Dispositive Power:
Person			-0-
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,228,281 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
17.8% based on 23,794,390 shares of Common Stock outstanding as of March 10, 2016.

14.	Type of Reporting Person (See Instructions):
PN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Jonathan B. Mellin

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
54,323
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			5,097,615
Each
Reporting		9.	Sole Dispositive Power:
Person			109,791
With

		10.	Shared Dispositive Power:
869,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
5,151,938 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
21.7% based on 23,794,390 shares of Common Stock outstanding as of March 10, 2016.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Reuben S. Donnelley

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
33,471
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			4,228,281
Each
Reporting		9.	Sole Dispositive Power:
Person			33,471
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,261,752 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
17.9% based on 23,794,390 shares of Common Stock outstanding as of March 10, 2016.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
FOM Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Nevada

		7.	Sole Voting Power:
1,594,372
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			572,688
Each
Reporting		9.	Sole Dispositive Power:
Person			4,942,976
With

		10.	Shared Dispositive Power:
572,688

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
5,515,664 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
23.2% based on 23,794,390 shares of Common Stock outstanding as of March 10, 2016.

14.	Type of Reporting Person (See Instructions)
CO

Explanatory Note

This Amendment No. 15 (this “Amendment No. 15”) relates to the Common Stock of A. M. Castle & Co., a Maryland corporation (the “Company”), which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois.  Except as otherwise set forth herein, this Amendment No. 15 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 18, 2016, the Reporting Persons W. B. & Co. and FOM Corporation (collectively, the “Equity Holders”) entered into an Amended and Restated Transaction Support Agreement (the “A&R Transaction Support Agreement”) with the Company. The A&R Transaction Support Agreement amended certain provisions of the previously disclosed Transaction Support Agreement that the Equity Holders entered into with the Company to provide, among other things, (i) the removal of the requirement to conduct a separate registered exchange offer of new 5.25% Senior Secured Convertible Notes due 2019 (the “New Convertible Notes”) for the Company’s 7.00% Convertible Senior Secured Notes due 2017(the “Existing Convertible Notes”) with holders of Existing Convertible Notes that are not parties to the original Transaction Support Agreement, (ii) a change in the Company’s obligation to file a resale registration statement, such that the registration statement need only cover the resale of the common stock underlying the New Convertible Notes, and (iii) an agreement to accelerate the request for stockholder approval regarding the issuance of the Company’s common stock upon the conversion of the New Convertible Notes, as required pursuant to Rule 312 of the New York Stock Exchange Listed Company Manual, whereby the Company shall call a special meeting of stockholders in the near term for the sole purpose of obtaining such approval. The A&R Transaction Support Agreement made no changes to the economic terms of the New Convertible Notes that the Company has agreed to issue in exchange for Existing Convertible Notes.

The general partners of W. B. & Co. are Jonathan B. Mellin and Reuben S. Donnelley, who share voting power with respect to shares beneficially owned by W. B. & Co. Messrs. Mellin and Donnelley serve as directors of the Company.

The foregoing description of the terms of the A&R Transaction Support Agreement is not complete and is qualified in its entirety by reference to the text of the Form Amended and Restated Transaction Support Agreement, which is referenced as Exhibit 99.1 and incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1 Form of Amended and Restated Transaction Support Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on March 22, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2016	W.B. & Co.
By: /s/ Jonathan B. Mellin
Jonathan B. Mellin General Partner
March 29, 2016	/s/ Jonathan B. Mellin
Jonathan B. Mellin
March 29, 2016	/s/ Reuben S. Donnelley
Reuben S. Donnelley
March 29, 2016	FOM Corporation
By: /s/ Jonathan B. Mellin
Jonathan B. Mellin President